                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO

                          TENDER OFFER STATEMENT UNDER
                      SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. 2)

                       VAN KAMPEN PRIME RATE INCOME TRUST
                                (Name of Issuer)

                       VAN KAMPEN PRIME RATE INCOME TRUST
                      (Name of Person(s) Filing Statement)

        Common Shares of Beneficial Interest, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                   920914-108
                     (CUSIP Number of Class of Securities)

                              A. Thomas Smith III
            Executive Vice President, General Counsel and Secretary
                          Van Kampen Investments Inc.
                                1 Parkview Plaza
                                 P.O. Box 5555
                        Oakbrook Terrace, Illinois 60181-5555
                                 (630) 684-6000
                                 (800) 421-5666
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Person(s)
                               Filing Statement)

                                   Copies to:

                              Wayne W. Whalen, Esq
                              Thomas A. Hale, Esq
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 407-0700

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Transaction Valuation $1,141,845,083(a)       Amount of Filing Fees: $228,369(b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price to be paid for 126,590,364 shares in the offer.

(b)  Calculated as 1/50 of 1% of the Transaction Valuation, previously paid.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $228,369

     Form or Registration No.:  Schedule TO

     Filing Party:  Van Kampen Prime Rate Income Trust

     Date Filed:  December 14, 2000 amended December 28, 2000

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.

      [X]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

 [X] Check the following box if the filing is a final amendment reporting the results of the tender offer.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 2 to the Issuer's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 14, 2000, as amended on December 28, 2000 by Van Kampen Prime Rate Income Trust (the "Trust"), with respect to the tender offer to purchase 126,590,364 of the Trust's outstanding common shares of beneficial interest, par value $0.01 per share, amends such statement on Schedule TO to add the following supplemental information: the number of common shares of beneficial interest of the Trust validly tendered through the expiration date and not withdrawn was 78,351,290. All 78,351,290 such shares were purchased in their entirety at the price of $8.96 per share, the net asset value at the time the offer expired. Payment for the shares was mailed prior to the date hereof. The Schedule TO is hereby terminated.


Item 9. Material to Be Filed as Exhibits.

        The following materials are hereby filed as additional Exhibits to the Schedule TO:


        (a) (7)  -  Text of Completion Press Release dated
                    January 26, 2001

                                  SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               VAN KAMPEN PRIME RATE INCOME TRUST



Dated: January 26, 2001        /s/ Stephen L. Boyd
                                   Stephen L. Boyd
                                   Executive Vice President and
                                   Chief Investment Officer

                                EXHIBIT INDEX


Exhibit         Description
                                                                *
(a) (1) (i)     Advertisement printed in The Wall Street Journal

                                                                  *
(a) (1) (ii)    Offer to Purchase (including Financial Statements)

(a) (2)         Form of Letter of Transmittal (including Guidelines for
                                                           *
                Certification of Tax Identification Number)

(a) (3) (i)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                                            *
                Companies and Other Nominees

(a) (3) (ii)    Form of Letter to Clients of Brokers, Dealers, Commercial
                                                         *
                Banks, Trust Companies and Other Nominees

                                                       *
(a) (3) (iii)   Form of Letter to Selling Group Members

                                         *
(a) (3) (iv)    Form of Operations Notice

(a) (4)         Form of Letter to Shareholders who have requested Offer to
                        *
                Purchase
                                                                       *
(a) (5)         Text of Initial Press Release Dated December 14, 2000

(a) (6) Supplement dated December 28, 2000 to the Offer to Purchase and Letter of Transmittal *

(a) (7)         Text of Completion Press Release Dated January 26, 2001

(b) (1) Third Amendment and Restatement of Credit Agreement between Van Kampen Prime Rate Income Trust, Van Kampen Senior Floating Rate Fund, Various Financial Institutions and Bank of America, N.A., as agent, dated as of September 13, 2000 *

                                             *
(d) (1)         Investment Advisory Agreement

                                        *
(d) (2)         Administration Agreement

                                  *
(d) (3)         Offering Agreement

*  Previously filed.